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           UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.   20549


                             FORM 10 - SB


             GENERAL FORM FOR REGISTRATION OF SEURITIES OF
             SMALL BUSINESS ISSUERS Under Section 12(b) or
               (g) of the Securities Exchange Act of 1934


                                 eClic, Inc.
             ---------------------------------------------------
               (Name of Small Business Issuer in its charter)


             Nevada                             86-0931332
 -------------------------------   ---------------------------------------
 (State or other jurisdiction of   (I.R.S. Employer Identification Number)
  incorporation or organization)


     8555 W. Sahara, Suite 130, Las Vegas, NV           89117
 ------------------------------------------------    -------------
    (Address of principal executive offices)          (zip code)


                           1-888-971-1336
       ---------------------------------------------------------
                      Issuer's Telephone Number


Securities to be registered under section 12(b) of the Act:


Title of Each Class            Name on each exchange on which
to be registered               each class is to be registered

--------------------------    --------------------------------

--------------------------    --------------------------------


Securities to be registered under section 12(g)of the Act:

Common Stock, $.001 par value per share, 20,000,000 shares authorized, 1,500,000 issued and outstanding as of April 3, 1999.

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FORWARD LOOKING STATEMENTS

CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

eClic, Inc., a new e-Commerce company ("eClic, Inc," or the "Company" or the "Registrant") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Document or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Document that are not statements of historical fact may be deemed to be forward-looking statements. This Registration contains statements that constitute "forward-looking statements." These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "plans," "may," "will," or similar terms. These statements appear in a number of places in this Registration and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations for its limited history; (ii) the Company's business and growth strategies; (iii) the Internet and Internet commerce; and, (iv) the Company's financing plans. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, the Company's limited operating history, dependence on continued growth in the use of the Internet, the Company's inexperience with the Internet, potential fluctuations in quarterly operating results and expenses, security risks of transmitting information over the Internet, government regulation, technological change and competition.

The accompanying information contained in this Registration, including, without limitation, the information set forth under the heading "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" identifies important additional factors that could materially adversely affect actual results and performance. All of these factors should be carefully considered and evaluated. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the foregoing cautionary statement. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.

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               INFORMATION REQUIRED IN REGISTRATION STATEMENT


Part I   .........................................................  4

Item 1.  Description of Business..................................  4
Item 2.  Management's Discussion and Analysis or Plan of
         Operation................................................ 21
Item 3.  Description of Property.................................. 22
Item 4.  Security Ownership of Management and Others and Certain
         Security Holders......................................... 22
Item 5.  Directors, Executives, Officers and Significant
         Employees................................................ 24
Item 6.  Remuneration of Directors and Executive
         Officers................................................. 25
Item 7.  Certain Relationships and Related Transactions........... 25

Part II  ......................................................... 26

Item 1.  Market Price of and Dividends of the Registrant's
         Common Equity and Other Stockholder Matters.............. 26
Item 2.  Legal Proceedings........................................ 27
Item 3.  Recent Sales of Unregistered Securities.................. 27
Item 4.  Description of Securities................................ 27
Item 5.  Indemnification of Directors and Officers................ 28

Part F/S ......................................................... 29

Item 1.  Financial Statements..................................... 29
Item 2.  Changes in and Disagreements With Accountants on
         Accounting and Financial Disclosure.....................  29

Part III ........................................................  30

Item 1.  Index to Exhibits.......................................  30
Item 2.  Description of Exhibits.................................  30

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Financial Statements and Notes related thereto appearing elsewhere in this Registration. Except where the context otherwise requires, all references in this Registration to
(a) the "Registrant" or the "Company" or "eClic.com" refer to eClic, Inc., a Nevada corporation, (b) the "Web" refer to the World Wide Web and (c) the "site" refer to the Company's Web site.

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                                  Part I



Item 1.  Description of Business

A.  Business Development, Organization and Acquisition Activities

eClic, Inc., a new Internet e-Commerce company, hereinafter referred to as "eClic, Inc." or the " Company" or the "Registrant", was organized by the filing of Articles of Incorporation with the Secretary of State of the State of Nevada on March 1, 1999.

The Company is a development stage Internet e-Commerce company with a principal business objective to sell and market health related products or products which offer the Company potential revenues, and generate advertising revenues from other vendors who sell and market products through the World Wide Internet.

The original Articles of the Company authorized the issuance of twenty-five million (25,000,000) shares. There are twenty million (20,000,000) shares of Common Stock at par value of $0.001 per share and five million (5,000,000) shares of Preferred at par value of $0.001 per share.

The Registrant was incorporated on March 1, 1999, in the state of Nevada under the name eClic, Inc. In connection with its formation, a total of 1,000,000 shares of its common stock were purchased by its founder of the Company, on March 16, 1999. Between March 20 and April 4, 1999, the Company sold Five Hundred Thousand (500,000) shares of its common stock in connection with a public offering at a price of $0.10 per share.

On April 5, 1999, the Company completed a public offering of shares of common stock of the Company pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, whereby it sold 500,000 shares of the Common Stock of the Company to approximately forty (40) unaffiliated shareholders of record. The Company filed an original Form D with the Securities and Exchange Commission on or about March 22, 1999.

On March 16, 1999, founding shareholder purchased 1,000,000 shares of the company's authorized but unissued treasury stock for cash. Additionally, the Company sold Fifty Thousand Dollars ($50,000) or Five Hundred Thousand (500,000) shares of the Common Stock of the Company during the Offering to approximately forty (40) shareholders. The offering was closed April 5, 1999. As of April 5, 1999, the Company has one million five hundred thousand shares (1,500,000) shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately forty-one (41) shareholders, including the founding shareholder, of record. The Company is a newly formed Internet e-Commerce company, which plans to market health care products over the Internet, through its Web site, http://www.eClic.com.

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B. Business of Issuer

1)  Principal Products, Services and Principal Markets.

The Company plans to seek outside suppliers who would be willing to allow eClic.com to merchandise, market and sell their products through the Company's Internet Web site, for a nominal fee. These suppliers would be responsible for inventory, billing and shipping their products to the potential customers generated through the Company's Web site. The company plans to focus, but not limit itself to health care products. There are a number of personal care products where consumers might prefer the ease, convenience and privacy of ordering these products through the Internet. Additionally, the Company plans to seek advertisers, to advertise their product(s) on the Company's Web site. For any advertisers on the Company's Web site, the Company will provide a link to the advertisers' Web site and charge a customary/nominal fee, e.g., $0.10 (ten cents) for each customer who links to their advertisers Web site.

(a)  Limited Operating History

The Company was first incorporated in the State of Nevada on March 1, 1999. Accordingly, the Company has a limited operating history upon which an evaluation of the Company, its current business and its prospects can be based, each of which must be considered in light of the risks, expenses and problems frequently encountered by all companies in the early stages of development, and particularly by such companies entering new and rapidly developing markets like the Internet. The Company's prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as online commerce. Such risks include, without limitation, the lack of broad acceptance of the company's products on the Internet, the possibility that the Internet will fail to achieve broad acceptance, the inability of the Company to generate significant e-Commerce-based revenues from Internet customers, the company's inability to anticipate and adapt to a developing market, the failure of the company's network infrastructure (including its server, hardware and software) to efficiently handle its Internet traffic, changes in laws that adversely affect the company's business, the ability of the Company to manage its operations, including the amount and timing of capital expenditures and other costs relating to the expansion of the company's operations, the introduction and development of different or more extensive communities by direct and indirect competitors of the Company, including those with greater financial, technical and marketing resources, the inability of the Company to maintain and increase levels of traffic on its Web site, the inability of the Company to attract, retain and motivate qualified personnel and general economic conditions.

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(b)  Anticipated Losses for the Foreseeable Future

The Company has not achieved profitability to date, and the Company anticipates that it will continue to incur net losses for the foreseeable future. The extent of these losses will depend, in part, on the amount of growth in the Company's revenues from sales of its products, and possibility advertising revenues on its Web site. As of April 12, 1999, the Company had an accumulated deficit of two thousand one thirty one ($2,131) dollars. The Company expects that its operating expenses will increase significantly during the next several years, especially in the areas of sales and marketing, and brand promotion. Thus, the Company will need to generate increased revenues to achieve profitability. To the extent that increases in its operating expenses precede or are not subsequently followed by commensurate increases in revenues, or that the Company is unable to adjust operating expense levels accordingly, the Company's business, results of operations and financial condition would be materially and adversely affected. There can be no assurances that the Company can achieve or sustain profitability or that the Company's operating losses will not increase in the future.

(c)  Dependence on Continued Growth and Viability of the Internet

The Company's future success is substantially dependent upon continued growth in the use of the Internet. To generate product sales, advertising sales, e-Commerce service fees for eClic, Inc., the Internet's recent and rapid growth must continue, and e-Commerce on the Internet must become widespread. None of these can be assured. The Internet may prove not to be a viable commercial marketplace. Additionally, due to the ability of consumers to easily compare prices of similar products or services on competing Web sites, gross margins for e-Commerce transactions may narrow in the future and, accordingly, the Company's revenues from e-Commerce arrangements may be materially negatively impacted. If use of the Internet does not continue to grow, the Company's business, results of operations and financial condition would be materially and adversely affected. Additionally, to the extent that the Internet continues to experience significant growth in the number of users and the level of use, there can be no assurance that its technical infrastructure will continue to be able to support the demands placed upon it. The necessary technical infrastructure for significant increases in e-Commerce, such as a reliable network backbone, may not be timely and adequately developed. In addition, performance improvements, such as high-speed modems, may not be introduced in a timely fashion. Furthermore, security and authentication concerns with respect to transmission over the Internet of confidential information, such as credit cared numbers, may remain. Issues like these could lead to resistance against the acceptance of the Internet as a viable commercial marketplace. Also, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of activity, or due to increased governmental regulation. Changes in or insufficient availability of telecommunications services could result in slower response times and adversely affect usage of the Internet. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty, and there exist few proven services and products.

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The Internet may not be commercially viable in the long term for a number
Of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies, performance improvements and security measures. To the extent that the Internet continues to experience significant growth in the number of users, their frequency of use or their band width requirement, there can be no assurance that the infrastructure for the Internet and other online services will be able to support the demands placed upon them. In addition, the Internet or other online services could lose their viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet or other online service activity, or due to increased governmental regulation. Changes in or insufficient availability of telecommunications services to support the Internet or other online services also could result in slower response times and adversely affect usage of the Internet and other online services generally and eClic, Inc. in particular. If use of the Internet and other online services does not continue to grow or grows more slowly than expected, if the infrastructure for the Internet and other online services does not effectively support growth that may occur, or if the Internet and other online services do not become a viable commercial marketplace, the Company's business, results of operations and financial condition would be adversely affected.

(d)  Risk of System Failures

The Company's ability to facilitate trade successfully and provide high quality customer service, depends on the efficient and uninterrupted operation of its computer and communications through its designated Internet Service Provider (ISP). These systems and operations are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, break-ins, sabotage, intentional acts of vandalism and similar events. The Company does not have fully redundant systems, a formal disaster recovery plan or alternative providers of hosting services and does not carry business interruption insurance to compensate it for losses that may occur. Despite any precautions taken by, and planned to be taken by the Company, the occurrence of a natural disaster or other unanticipated problems with its ISP could result in interruptions in the services provided by the Company.

In addition, the failure by the ISP to provide the data communications capacity required by the Company, as a result of human error, natural disasters other operational disruption, could result in interruptions in the Company's service. Any damage to or failure of the systems of the Company could result in reductions in, or terminations of, the eClic service, which could have a material adverse effect on the Company's business, results of operations and financial condition. In the case of frequent or frequent or persistent system failures, the Company's reputation and name brand could be materially adversely affected. Although the Company has implemented certain network security measures, the Company and its IPS are also vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to complete customer auctions. In addition, although the Company works to prevent unauthorized access to Company data, it is impossible to eliminate this risk completely. The occurrence of any and all of these events could have a material adverse effect on the Company's business, results of operations and financial condition.

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(e)  Competition

The market for selling health care product over the Internet is relatively new, rapidly evolving and intensely competitive, and the Company expects competition to intensify further in the future. Barriers to entry are relatively low, and current and new competitors can launch new sites at a relatively low cost using commercially-available software. The Company potentially competes with a number of other companies marketing similar health care products over the Internet. Competitive pressures created by any of the Company's competitors, could have a material adverse effect on the Company's business, results of operations and financial condition.
The Company believes that the principal competitive factors in its market are volume and selection of goods, population of buyers and sellers, community cohesion and interaction, customer service, reliability of delivery and payment by users, brand recognition, WEB site convenience and accessibility, price, quality of search tools and system reliability. Some of the Company's potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing, technical and other resources than the Company. In addition, other online trading services may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as use of the Internet and other online services increases.

Therefore, certain of the Company's competitors with other revenue sources may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to Web site and systems development than the Company or may try to attract traffic by offering services for free. Increased competition may result in reduced operating margins, loss of market share and diminished value in the Company's brands. There can be no assurance that the Company will be able to compete successfully against current and future competitors. Further, as a strategic response to changes in the competitive environment, the Company may, from time to time, make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on its business, results of operations and financial condition. New technologies and the expansion of existing technologies may increase the competitive pressures on the Company by enabling the Company's competitors to offer a lower-cost service. Certain Web-based applications that direct Internet traffic to certain Web sites may channel users to trading services that compete with the Company. Although the Company plans to establish arrangements with online services and search engine companies, there can be no assurance that these arrangements will be renewed on commercially reasonable terms or that they will otherwise bring traffic to the eClic.com WEB site. In addition, companies that control access to transactions through network access or Web browsers could promote the Company's competitors or charge the Company substantial fees for inclusion. Any and all of these events could have a material adverse effect on the Company's business, results of operations and financial condition.

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(f) Potential Fluctuations in Operating Results; Quarterly Fluctuations

The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside the Company's
control. See "--Limited Operating History."   As a strategic response to
changes in the competitive environment, the Company may from time to time make certain pricing, marketing decisions or acquisitions that could have a material short-term or long-term adverse effect on the Company's business, results of operations and financial condition.

In particular, in order to accelerate the promotion of eClic.com., the Company intends to heavily market it Web site. The Company believes that it may experience seasonality in its business, with use of the Internet and eClic.com being somewhat lower during the summer vacation and year-end holiday periods. Advertising impressions (and therefore revenues) may be expected to decline accordingly in those periods. Additionally, seasonality may affect significantly any potential advertising revenues during the first and third calendar quarters, as advertisers historically spend less during these periods.

There can be no assurance that such patterns will not have a material adverse effect on the Company's business, results of operations and financial condition. In addition to selling its brands, it is the Company's strategy is to generate additional revenues through e-Commerce arrangements including for other companies to advertise on the company's Web site. There can be no assurance that the Company will receive any material amount of revenue under these agreements in the future. The foregoing factors, in some future quarters, may lead the Company's operating results to fall below the expectations.

(g)  Risk Of Capacity Constraints And Systems Failures

A key element of the Company's strategy is to generate a volume of user traffic to its Web site. The Company's ability to attract customers and to achieve market acceptance of its products depends significantly upon the performance of the Company and its network infrastructure (including its server, hardware and software). Any system failure that causes interruption or slower response time of the Company's products and services could result in less traffic to the Company's Web site and, if sustained or repeated, could reduce the attractiveness of the Company's products. An increase in the volume of user traffic could strain the capacity of the Company's technical infrastructure, which could lead to slower response time or system failures, and could adversely affect the delivery of the number of impressions that are owed to advertisers and thus the Company's advertising revenues. In addition, as the number of Web pages on and users of eClic.com increase, there can be no assurance that the Company and its technical infrastructure will be able to grow accordingly, and the Company faces risks related to its ability to scale up to its expected customer levels while maintaining superior performance. Any failure of the Company's server and networking systems to handle current or higher volumes of traffic would have a material adverse effect on the Company's business, results of operations and financial condition. The Company is also dependent upon third parties to provide potential users with Web browsers and Internet and online services necessary for access to the site. In the past, users have occasionally experienced difficulties with Internet and online services due to system failures,
including failures unrelated to the Company's systems.   Any disruption in

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Internet access provided by third parties could have a material adverse effect on the Company's business, results of operations and financial condition. Furthermore, the Company is dependent on hardware suppliers for prompt delivery, installation and service of equipment used to deliver the Company's products and services. The Company's operations are dependent in part upon its ability to protect its operating systems against damage from human error, fire, floods, power loss, telecommunications failures, break-ins and similar events. The Company does not presently have redundant, multiple-site capacity in the event of any such occurrence. The Company's servers are also vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with the Company's computer systems. The occurrence of any of these events could result in the interruption, which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the Company's reputation could be materially and adversely affected.

(h)  Risks Associated With New Services, Features and Functions

There can be no assurance that the Company would be able to expand its operations in a cost-effective or timely manner or that any such efforts would maintain or increase overall market acceptance. Furthermore, any new business launched by the Company that is not favorably received by consumers could damage the Company's reputation and diminish the value of its brand name. Expansion of the Company's operations in this manner would also require significant additional expenses and development, operations train the Company's management, financial and operational resources. The lack of market acceptance of the Company's products would result in the Company's inability to generate satisfactory revenues and its inability to offset their costs could have a material adverse effect on the Company's business, results of operations and financial condition.

(i)  Online Commerce Security Risks

A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. eClic, Inc. plans to accept credit cards for purchases of its products. The Company will rely on encryption and authentication technology licensed from third parties to provide the security and authentication technology to effect secure transmission of confidential information, including customer credit card numbers. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the technology used by the Company to protect customer transaction data.

If any such compromise of the Company's security were to occur, it could have a material adverse effect on the Company's reputation and, therefore, on its business, results of operations and financial condition. Furthermore, a party who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in the Company's operations. The Company may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of transactions conducted on the Internet and other online services and the privacy of users may also inhibit the growth of the Internet and other online services generally, and the Web in particular, especially as a means of conducting commercial transactions. To the extent that activities of the

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Company involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage the Company's reputation and expose the Company to a risk of loss or litigation and possible liability. There can be no assurance that the Company's security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on the Company's business, results of operations and financial condition.

(j)  Risks Associated with Acquisitions

If appropriate opportunities present themselves, the Company would acquire businesses, technologies, services or product(s) that the Company believes are strategic.

The Company currently has no understandings, commitments or agreements with respect to any other material acquisition and no other material acquisition is currently being pursued. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired business, technology, service or product(s) into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company's business. Moreover, there can be no assurance that the anticipated benefits of any acquisition will be realized. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's business, results of operations and financial condition. Any future acquisitions of other businesses, technologies, services or product(s) might require the Company to obtain additional equity or debt financing, which might not be available on terms favorable to the Company, or at all, and such financing, if available, might be dilutive.

(k) Risks Associated With International Operations

A component of the Company's strategy is to offer its products online to international customers. Expansion into the international markets will require management attention and resources. The Company has limited experience in localizing its service, and the Company believes that many of its competitors are also undertaking expansion into foreign markets. There can be no assurance that the Company will be successful in expanding into international markets. In addition to the uncertainty regarding the Company's ability to generate revenues from foreign operations and expand its international presence, there are certain risks inherent in doing business on an international basis, including, among others, regulatory requirements, legal uncertainty regarding liability, tariffs, and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, different accounting practices, problems in collecting accounts receivable, political instability, seasonal reductions in business activity and potentially adverse tax consequences, any of which could adversely affect the success of the Company's international operations.

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To the extent the Company expands its international operations and has additional portions of its international revenues denominated in foreign currencies, the Company could become subject to increased risks relating to foreign currency exchange rate fluctuations. There can be no assurance that one or more of the factors discussed above will not have a material adverse effect on the Company's future international operations and, consequently, on the Company's business, results of operations and financial condition.

2)  Distribution Methods of the Products and Services

The Company will be significantly dependent on a number of third-party relationships to supply product(s), to ship product(s), and increase traffic to eClic.com. The Company is generally dependent on other Web site operators that provide links to eClic.com.

The Company does not have any agreements with any Web site operators that provide links to eClic.com, and, if the Company can established such links the other Web site operators may terminate such links at any time without notice to the Company. There can be no assurance that third parties will regard their relationship with the Company as important to their own respective businesses and operations.

There can be no assurance that the Company will ever develop a relationships with third parties that supply the Company with links to their Web site. In particular, the elimination of a pre-installed bookmark on a Web browser that directs traffic to the Company's Web site could significantly reduce traffic on the Company's Web site, which would have a material adverse effect on the Company's business, results of operations and financial condition. Additionally, at this time, the Company has not entered into any agreements with any suppliers to ship and provide products.

3) Status of Any Announced New Product or Service

The Company does not have any announced new product or service. If the Company can find a supplier to market their products through the Company's Internet site, then these would be considered new products marketed by the company. The Company, however, has yet to announce any new products and has not announced any other recent additions or services. At this time, the only information on the Company's Web site (http://www.eclic.com) is the following: "Welcome to eClic, Your health care company for the new Millennium. This Web presence is currently under construction, more news coming soon! Any questions, contact the: Webmaster, Last updated: 12 April 1999. Created with Front Page 98: *this Website is y2k compliant."

4)  Industry Background

Global commerce and the online exchange of information is new and evolving, it is difficult to predict with any assurance whether the Web will prove to be a viable commercial marketplace in the long term. The Web has experienced, and is expected to continue to experience, significant growth in the numbers of users and amount of traffic. To the extent that the Web continues to experience increased numbers of users, frequency of use or increased bandwidth requirements of users, there can be no assurance that the Web infrastructure will continue to be able to support the demands placed on it by this continued growth or that the performance or reliability of the Web will not be adversely affected.

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Industry estimates that spending on Internet advertising in the United States will grow from $940 million in 1997 to $7.7 billion in 2002. The Internet has become a compelling advertising vehicle that provides advertisers with targeting tools not available from traditional advertising media. The interactive nature of the Internet and the development of "click-through" advertising banners and other feedback tools enable advertisers to measure impression levels, establish a dialogue with users and receive "real-time" direct feedback from their target markets.

Such feedback provides advertisers with an effective means to measure the attractiveness of their offerings among targeted audiences and make modifications to their advertising campaigns on short notice. Community sites are generally able to provide advertisers significantly more information regarding consumers than other Web sites because they collect detailed demographic data and facilitate the development of user-created affinity groups. The ability to target advertisements to broad audiences, specific regional populations, affinity groups or individuals makes community Web site advertising a highly versatile and effective tool for delivering customized and cost-effective messages. One indicator of the Internet's popularity as an advertising medium is the growing number and diversity of Internet advertisers.

Most early Internet advertisers were technology and Internet-related companies. Today, a growing number of Internet advertisers consist of traditional, consumer product and service companies. The diverse audience of users accessing community sites has made such sites especially attractive to consumer product and service companies advertising on the Internet. The Company believes that this trend should continue, and that a wide variety of companies outside the technology and Internet industries, such as financial services, consumer goods, automotive and pharmaceutical companies, are or will be increasingly using the Internet, and community sites in particular, to advertise.

Furthermore, the Web has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and could face such outages and delays in the future, including outages and delays resulting from the inability of certain computers or software to distinguish dates in the 21st century from dates in the 20th century. These outages and delays could adversely affect the level of Web usage and also the level of traffic for eClic, Inc. In addition, the Web could lose its viability due to delays in the development or adoption of new development or adoption of new standards and protocols to handle increased levels of activity or due to increased governmental regulation.

The Internet allows marketers to collect meaningful demographic information and feedback from consumers, and to rapidly respond to this information with new messages. This offers a significant new opportunity for businesses to increase the effectiveness of their direct marketing campaigns. In traditional media, a significant portion of all advertising budgets are spent on direct marketing because of its effectiveness. However, the effectiveness of direct marketing campaigns is dependent upon the quality of consumer data used to develop and place complementary products, services or facilities are developed and the Web becomes a viable commercial marketplace in the long term, the Company might be required to incur substantial expenditures in order to adapt its products to changing Web technologies, which could have a material adverse effect on the Company's business, results of operations and financial condition.

(a) E-Commerce and Direct Marketing.

The Internet has become a significant marketplace for buying and selling goods and services. Industry estimates that the amount of goods or services purchased in online consumer transactions will grow from approximately $2.6 billion in 1997 to approximately $37.5 billion in 2002. Improvements in security, interface design and transaction-processing technologies have facilitated an increase in online consumer transactions. Early adopters of such improvements include online merchants offering broad product catalogs (such as books, music CDs and toys), those seeking distribution efficiencies (such as PCs, flowers and groceries) and those offering products and services with negotiable pricing (such as automobiles and mortgages). The Company believes that as the volume of online transactions increases, traditional retailers will offer a wide variety of products and services online. The Company believes that online companies provide businesses an opportunity to link Internet customers with like interests. The Internet allows marketers to collect meaningful demographic information.

The Company's business strategy relies on advertising by and agreements with other Internet companies. Any significant deterioration in general economic conditions that adversely affected these companies could also have a material adverse effect on the Company's business, results of operations and financial condition.

5)  Raw Materials and Suppliers

The Company is a Internet e-Commerce business, and thus does not use any raw materials or have any principal suppliers of raw materials.

6) Customers

The Company believes that establishing and maintaining brand identity is a critical aspect of its efforts to attract new customers, Internet traffic and advertising and commerce relationships. In order to attract new customers, advertisers and commerce vendors, and in response to competitive pressures, the Company intends to make a commitment to the creation and maintenance of brand loyalty among these groups. The Company plans to accomplish this, although not exclusively, through advertising its Web site through the various search engines, through other Web sites, marketing its site to businesses/customers through e-mail, online media, and other marketing and promotional efforts.

There can be no assurance that brand promotion activities will yield increased revenues or that any such revenues would offset the expenses incurred by the Company in building its brands. Further, there can be no assurance that any new users attracted to eClic will conduct transactions over eClic.com on a regular basis. If the Company fails to promote and maintain its brand or incurs substantial expenses in an attempt to promote and maintain its brand or if the Company's existing or future strategic relationships fail to promote the Company's brand or increase brand awareness, the Company's business, results of operations and financial condition would be materially adversely affected.

7) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, or Labor Contracts

The Company regards substantial elements of its future Web site and underlying infrastructure and technology as proprietary and attempts to protect them by relying on trademark, service mark, copyright and trade secret laws and restrictions on disclosure and transferring title and other methods. The Company plans to enter into confidentiality agreements with its future employees, future suppliers and future consultants and in connection with its license agreements with third parties and generally seeks to control access to and distribution of its technology, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's proprietary information without authorization or to develop similar technology independently.

Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related businesses are uncertain and still evolving, and no assurance can be given as to the future viability or value of any of the Company's proprietary rights. There can be no assurance that the steps taken by the Company will prevent misappropriation or infringement of its proprietary information, which could have a material adverse effect on the Company's business, results of operations and financial condition. Litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation might result in substantial costs and diversion of resources and management attention. Furthermore, there can be no assurance that the Company's business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against the Company, including claims that by directly or indirectly providing hyperlink text links to Web sites operated by third parties. Moreover, from time to time, the Company may be subject to claims of alleged infringement by the Company or service marks and other intellectual property rights of third parties. Such claims and any resultant litigation, should it occur, might subject the Company to significant liability for damages, might result in invalidation of the Company's proprietary rights and, even if not meritorious, could result in substantial costs and diversion of resources and management attention and could have a material adverse effect on the Company's business, results of operations and financial condition.

8)  Regulation

The law relating to the liability of online companies is currently unsettled. It is possible that claims could be made against online e-Commerce companies under both United States and foreign law for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their Web site. Several private lawsuits seeking to impose such liability upon other online companies are currently pending.

9)  Effect of Existing or Probable Government Regulations

Government legislation has been proposed that imposes liability for or prohibits the transmission over the Internet of certain types of information. The imposition upon the Company and other online providers of potential liability for information carried on or disseminated through their services could require the Company to implement measures to reduce its exposure to such liability, which may require the Company to expend substantial resources and/or to discontinue certain service offerings. In addition, the increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could impact the growth of Internet use.

The Company does not believe that such regulations, which were adopted prior to the advent of the Internet, govern the operations of the Company's business nor have any claims been filed by any state implying that the Company is subject to such legislation. There can be no assurance, however, that State government will not attempt to impose these regulations upon the Company in the future or that such imposition will not have a material adverse effect on the Company's business, results of operations and financial condition. Several States have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also recently settled a proceeding with one online service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new legislation, could create uncertainty in the marketplace that could reduce demand for the services of the Company or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse effect on the Company's business, results of operations and financial condition. In addition, because the Company's services are accessible worldwide, and the Company may facilitate sales of goods to users worldwide, other jurisdictions may claim that the Company is required to qualify to do business as foreign corporation in particular state or foreign country.

Due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Although sections of the Communications Decency Act of 1996 (the "CDA") that, among other things, proposed to impose criminal penalties on anyone distributing "indecent" material to minors over the Internet, were held to be unconstitutional by the U.S. Supreme Court, there can be no assurance that similar laws will not be proposed and adopted. Certain members of Congress have recently discussed proposing legislation that would regulate the distribution of "indecent" material over the Internet in a manner that they believe would withstand challenge on constitution law.

Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to the Company's business, for third-party activities and jurisdiction. The adoption of new laws or the application of existing laws may decrease the growth in the use of the Internet, which could in turn decrease the demand for the Company's services, increase the Company's cost of doing business or otherwise have a material adverse effect on the Company's business, results of operations and financial condition.

The Company does not believe that such regulations, which were adopted prior to the advent of the Internet, govern the operations of the Company's business nor have any claims been filed by any state implying that the Company is subject to such legislation. There can be no assurance, however, that State government will not attempt to impose these regulations upon the Company in the future or that such imposition will not have a material adverse effect on the Company's business, results of operations and financial condition.

10) Research and Development Activities

The Company, among other things, plans to develop and market its Web site, enhance its brands, implement and execute its business and marketing strategy successfully, continue to develop and upgrade its technology and information-processing systems, meet the needs of a changing market, provide superior customer service, respond to competitive developments and attract, integrate, retain and motivate qualified personnel provided the company can generate sales and profit.

The Company also needs to develop and identify products that achieve market acceptance by its users and e-Commerce customers. There can be no assurance that any Internet company, including eClic.com, will achieve market acceptance. Accordingly, no assurance can be given that the Company's business model will be successful or that it can sustain revenue growth or be profitable. The market for Internet products is new, rapidly developing and characterized by an increasing number of market entrants. As is typical of any new and rapidly evolving market, demand and market acceptance for recently introduced products are subject to a high level of uncertainty and risk. Moreover, because this market is new and rapidly evolving, it is difficult to predict its future growth rate, if any, and its ultimate size. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if the Company's products do not achieve or sustain market acceptance, the Company's business, results of operation may be materially and adversely affected.

There can be no assurances the Company will be successful in accomplishing all of these things, and the failure to do so could have a material adverse effect on the company's business, results of operations and financial condition.

11)  Impact of Environmental Laws

The Company is not aware of any federal, state or local environmental laws which would effect is operations.

12)  Employees

The Company currently has two (2) employees: one President, and one
Secretary.   The Company has no intention at this time to add employees.

(i) The Company's performance is substantially dependent on the performance of its corporate secretary, Skyelan Rose. In particular, the Company's success depends on her ability to develop, design and market the company's Web site through the various Internet search engines.

(ii) The Company does not carry key person life insurance on any of its personnel. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the business, results of operations and financial condition of the Company. The Company's future success also depends on its ability to retain and attract highly qualified technical and managerial personnel.

(iii) There can be no assurance that the Company will be able to retain its key managerial and technical personnel or that it will be able to attract and retain additional highly qualified technical and managerial personnel in the
future.   The inability to attract and retain the technical and managerial personnel necessary to support the growth of the Company's business, due to, among other things, a large increase in the wages demanded by such personnel, could have a material adverse effect upon the Company's business, results of operations and financial condition.

13)  Year 2000 Implications

The Year 2000 issue is the potential for system and processing failures of date-related data and the result of computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transaction The Company may be affected by Year 2000 issues related to non-compliant information technology ("IT") systems or non-IT systems operated by the Company or by third parties.

The Company plans to design its own Web site, utilizing software from Microsoft, titled Front Page. This is the only system the company assessed for Year 2000 compliance. Company has not completed any assessment of internal and external (third-party) IT systems and non-IT systems. At this point, the Company is not currently aware of any Year 2000 problems relating to systems operated by the Company or by third parties that would have a material effect on the Company's business, results of operations or financial condition, without taking into account the Company's efforts to avoid such problems. Based on its assessment to date, the Company does not anticipate that costs associated with remediating the Company's non-compliant IT systems or non-IT systems will be material, although there can be no assurance to such effect.

Such a failure could prevent the Company from operating its business, prevent users from accessing the Company's Web site, or change the behavior of advertising customers or persons accessing the Company's Web site.

The Company believes that the primary business risks, in the event of such failure, would include, but not be limited to, lost of potential revenues, increased operating costs, loss of customers or persons accessing the Company's Web site, or other business interruptions of a material nature, as well as claims of mismanagement, misrepresentation, or breach of contract, any of which could have a material adverse effect on the Company's business, results of operations and financial condition.

14)  The Industry & Potential Effect on the Company's Plan of Operations

The rapid adoption of the Internet as a means to gather information, communicate, interact and be entertained, combined with the vast proliferation of Web sites, has made the Internet an important new mass medium. Industry estimates that the number of Web users exceeded 68 million in 1997, and will grow to over 319 million by 2002. The Internet enables advertisers to target advertising campaigns utilizing sophisticated databases of information on the users of various sites. As a result, the Internet has become a compelling means to advertise and market products and services. With the volume of sites and vast abundance of information available on the Internet, users are increasingly seeking an online home where they can interact with others with similar interests and quickly find information, products and services related to a particular interest or need.

These community sites offer a single location where users can build their personal Web sites and place them among the sites of others having similar interests. In addition, community sites generally offer services including access to e-mail accounts, chat rooms, news, and entertainment services, among other features. By satisfying the needs of its users, communities seek to establish a close relationship with their audience. As a result, the Company believes that users tend to be loyal to and spend more time online at community sites. The Company hopes to advertise their products at these community sites.

The market for Internet products and services is characterized by rapid technological developments, evolving industry standards and customer demands, and frequent new product introductions and enhancements. These market characteristics are exacerbated by the emerging nature of the market and the fact that many companies are expected to introduce new Internet products and services in the near future. The Company's future success will depend in part on its ability to continually improve the performance, features and reliability of the site in response to both evolving demands of the marketplace and competitive product and service offerings; and, there can be no assurance that the Company will be successful in doing so. Accordingly, the Company's future success will depend on its ability to adapt to rapidly changing technologies, to adapt to evolving industry standards and to continually improve the performance, features and reliability of its service in response to competitive service and product offerings and evolving demands of the marketplace. The failure of the Company to adapt to such changes would have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures by the Company to modify or adapt its services or infrastructure, which could have a material adverse effect on the Company's business, results of operations and financial condition.

15) Present Licensing Status

None -- Not Applicable.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

All statements, trend analysis and other information contained in this Registration relative to markets for the Company's products and trends in revenues, gross margin and anticipated expense levels, as well as other statements including words such as "believe," "anticipate," "expect," "estimate," "plan" and "intend" and other similar expressions, constitute forward-looking statements. Those forward-looking statements are subject to business and economic risks, and the Company's actual results of operations may differ from those contained in the forward-looking statements.
The following discussion of the financial condition and results of operations of the Company should also be read in conjunction with the Financial Statements and Notes related thereto included elsewhere in this Registration.

                              Item 2

Item 2.  Management's Discussion and Analysis or Plan of Operation

A. Management's Plan of Operation

1) In its initial six week operating period ended April 12, 1999 the Company incurred a net loss of $2,131.00 from operations. It has yet to receive any revenues from operations.

An original stock offering was made in reliance upon an exemption from the registration provisions of Section 5 of the Securities Act of 1993, as amended, pursuant to Regulation D, Rule 504, of the Act. On March 16,
1999, founding shareholder purchased 1,000,000 shares of the Company's authorized but unissued treasury stock for cash and assets. Additionally, on April 5, 1999, the Company completed an offering of five hundred thousand shares (500,000) at $0.10 (ten cents) of the Common Stock of the Company to approximately 40 unaffiliated shareholders. The Company raised fifty thousand ($50,000) dollars through this offering. This offering was made in reliance upon an exemption from registration provisions 4(2) of the Securities Act of 1933, as amended, pursuant to Regulation D, Rule 504 of the Act. As of April 5, 1999, the Company has one million five hundred thousand (1,500,000) shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately forty-one (41) shareholders of record, including the company's founder. Management fully anticipates that the proceeds from the sale of all of the Common Shares sold in the offering delineated above will be sufficient to provide the Company's capital needs for the next twelve (12) months. If the Company cannot generate sufficient revenues or raise money in the next 12 months, it is most likely the company will not be able to stay in business.

eClic, Inc. is a developmental stage company. It does not anticipate any revenues until it can find supplies and/or advertisers to promote and market their products through the Company's Web site (www.eClic.com). The Company hopes to find suppliers of products who would be willing to inventory, ship and bill their own product(s) to customers found through the Company's Web site, and to pay the Company a fee for helping them identify and find these customers.

The Company currently anticipates that it has enough available funds to meet its anticipated needs for working capital, capital expenditures and business expansion for the next 12 months. The Company expects that it will continue to experience negative operating cash flow for the foreseeable future as a result of significant spending on advertising and infrastructure.

If the Company needs to raise additional funds in order to fund expansion, develop new or enhanced services or products, respond to competitive pressures or acquire complementary products, businesses or technologies, any additional funds raised through the issuance of equity or convertible debt securities, the percentage ownership of the stockholders of the Company will be reduced, stockholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of the
Company's Common Stock.   The Company does not currently have any contractual
restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain covenants which would restrict the Company's operations. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to continue in business, or to a lessor extent not be able to take advantage of acquisition opportunities, develop or enhance services or products or respond to competitive pressures.

2) No engineering, management or similar report has been prepared or provided for external use by the Company in connection with the offer of its securities to the public.

3) Management believes that the Company's future growth and success will depend on its ability to find products and suppliers who will permit such products to be sold over the Internet, and to find customers for these products. The Company expects to continually evaluate its potential products to determine what additional products or enhancements are required by the Internet marketplace. The Company does not plan to develop products internally, but find suppliers who would be willing to sell, market or license their products through the Company. This can help avoid the time and expense involved in developing actual products.

The Company has yet to incur any research and development costs March 1 through April 12, 1999. The only research and development the Company plans to incur in finding suitable products which offer the Company potential for revenues and profits, as the Company markets these products through their Web site.

4) The Company currently does not expect to purchase or sell any of its equipment, since it owns no equipment. The computer equipment to be utilized is equipment owed by the Officers of the Company.

B.  Segment Data

     As of April 12, 1999, no sales revenue has been generated by the Company. Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.

Item 3.  Description of Property

A.  Description of Property

The address of the principal office is: 8555 W. Sahara, Suite 130, Las Vegas, NV 89117. One of the Officers of the Company is providing office space and the other Officer is providing computer use at no cost to the Company.

Management believes that this is currently suitable for the Company's needs for the next twenty-four (24) months.

Item 4.  Security Ownership of Management and Certain Security Holders

A.  Security Ownership of Management and Certain Beneficial Owners

The following table sets forth information as of the date of this Registration Statement certain information with respect to the beneficial ownership of the Common Stock of the Company concerning stock ownership by
(i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the Company to own beneficially more than ten (10%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.


Title      Name & Address                     Amount of        Percent
of         of Beneficial                      shares           of
Class      Owner of Shares       Position     held by Owner    Class
------     ---------------       --------     -------------    -------


Common   Justine M. Daniels(1)   Chairman/    1,000,000        79.63%
                                 CEO

None     Skyelan Rose            Secretary/           0         0.00%
                                 Director
-------------------------------------------------------------------

All Executive Officers and
    Directors as a Group (2 persons)          1,000,000        79.63%



(1) c/o eClic, Inc. 8555 W. Sahara, Suite 130, Las Vegas, NV  89117

B.  Persons Sharing Ownership of Control of Shares

No person other than Justine M. Daniels, President/CEO owns or shares the power to vote ten percent (10%) or more of the Company's securities.

C.  Non-voting Securities and Principal Holders Thereof

The Company has not issued any non-voting securities.

D.  Options, Warrants and Rights

There are no options, warrants or rights to purchase securities of the Company.

E.  Parents of Issuer

Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common stock, the Company has no parents.

F.  Other

By Corporate Resolution, the Company hired the services of Stude's, L.L.C.
and MQ Holdings, Inc.  Stude's, L.L.C., an Arizona Limited Liability
Company was hired to handle the filing of Company documents, e.g., Articles of Incorporation and this Registration. Stude's, L.L.C. is a registered filing agent with the SEC (CIK#0001079372). The Company does not have any formal contract with Stude's, L.L.C. and pays this L.L.C on a fee for service
basis.  Its fees are below customary industry standards.   The sole managing
member of Stude's, L.L.C. is T. J. Jesky. He is also the Resident Agent of the Company. He beneficially owns four thousand six hundred (4,600) shares of Common Stock, purchased during the offering period at $0.10 (ten cents) per share. This represents 0.0031 of the outstanding shares. He has three family members who also purchased Common Stock during the offering period at

$0.10 (ten cents) per share. Collectively, these other family members purchased two thousand two hundred (2,200) shares (0.0015) of the outstanding stock in the Company. Together all related family members own six thousand eight hundred (6,800) shares of Common stock, or 0.0045 of the outstanding shares. This represents less than one-half of one percent of the Company.

The Company also hired the services MQ Holdings to prepare the offering document. Its fees are below customary industry standards. The Company does not have any formal contract with MQ Holdings and pays this company on a fee for service basis. MQ Holdings is a Nevada corporation, run by Ed DeStefano. Mr. DeStefano purchased one thousand (1,000) shares (0.0007) of Common Stock in the Company which he purchased at $0.10 (ten cents) per share during this offering period. He has a son who purchased four thousand (4,000) shares (0.0027) of Common Stock during the public offering at $0.10 (ten cents per share). Their total holdings in eClic, Inc., Common Stock represent one-third of one percent (0.0033) of the outstanding shares.


Item 5.  Directors, Executives, Officers and Significant Employees

The names, ages and positions of the Company's directors and executive officers are as follows:



Name                         Age              Position
--------                    ------           ----------
Justine M. Daniels           31              President, CEO
                                             Chief Financial Officer and
                                             Director

Skyelan Rose                 40              Secretary and Director



B.  Work Experience

As President and CEO of eClic, Inc., Justine M. Daniels has organized and formed the company. Justine M. Daniels is a single female, born in Sioux Falls, SD. She has an AA Degree from Career Institute of Omaha, Nebraska. She has a BS Degree from National College of Business, Sioux Falls, South Dakota. She has extensive experience in the restaurant/nightclub business. She started her career in South Dakota, Embers Restaurant. A subsequent career opportunity took her to the Metropolitan Phoenix, Arizona area. She handled staff training at Bobby McGee's Restaurant/nightclub, where she was instrumental in increasing efficiencies for this establishment. She brings to eClic, Inc., restaurant work experience in service and customer relations; she does not have any past experience in setting up a Web Site or e-Commerce business.

Skyelan Rose, Corporate Secretary and Director for eClic, Inc. She is a single female, born in North Island, California. She attended University of Utah and University of California, Berkeley. She has eight years experience in marketing and sales with the hotel industry. She spent two of those eight years as Director of Marketing/Sales for Holiday Inn, Arizona Region. She is currently an Event Planner for the Arizona Room of America OnLine. She is former Corporate Secretary for Ionosphere, Inc., a publicly traded company listed on the OTC Bulletin Board. This was a consulting company engaged in the restaurant/nightclub business. She is also Corporate Secretary of Barrington Laboratories, Inc., a Nevada Corporation. She has developed a number of Web sites for other companies, and has experience with various computer applications. This will be her first endeavor in setting up an e-Commerce company and a Web site for company where she serves as an Officer and Director.

Item 6.  Remuneration of Directors and Executive Officers

(1)  Compensation of Executive Officers

No Officer of the Company was compensated for the period from March 1, 1999 to April 12, 1999 for any service provided as an Officer. Compensation is based solely on bringing business to the Company. "See Employment Agreements, Exhibits 10(a)(b)."

(2) Compensation of Directors

There were no arrangements pursuant to which any director of the Company was compensated for the period from March 1, 1999 to April 12, 1999 for any service provided as a director. In addition, no such arrangement is contemplated for the foreseeable future as the Company's only directors are its current executive officers. "See Employment Agreements, Exhibits 10(a)(b)."

Item 7.     Interest of Management and Others in Certain Transactions

By Corporate Resolution, the Company hired the services of Stude's, L.L.C.
and MQ Holdings, Inc.  Stude's, L.L.C., an Arizona Limited Liability
Company was hired to handle the filing of Company documents, e.g., Articles of Incorporation and this Registration. Stude's, L.L.C. is a registered filing agent with the SEC (CIK#0001079372). The Company does not have any formal contract with Stude's, L.L.C. and pays this L.L.C on a fee for service
basis.  Its fees are below customary industry standards.   The sole managing
member of Stude's, L.L.C. is T. J. Jesky. He is also the Resident Agent of the Company. He beneficially owns four thousand six hundred (4,600) shares of Common Stock, purchased during the offering period at $0.10 (ten cents) per share. This represents 0.0031 of the outstanding shares. He has three family members who also purchased Common Stock during the offering period at $0.10 (ten cents) per share. Collectively, these other family members purchased two thousand two hundred (2,200) shares (0.0015) of the outstanding stock in the Company. Together all related family members own six thousand eight hundred (6,800) shares of Common stock, or 0.0045 of the outstanding shares. This represents less than one-half of one percent of the Company.

The Company also hired the services MQ Holdings to prepare the offering document. Its fees are below customary industry standards. The Company does not have any formal contract with MQ Holdings and pays this company on a fee for service basis. MQ Holdings is a Nevada corporation, run by Ed DeStefano. Mr. DeStefano purchased one thousand (1,000) shares (0.0007) of Common Stock in the Company which he purchased at $0.10 (ten cents) per share during this offering period. He has a son who purchased four thousand (4,000) shares (0.0027) of Common Stock during the public offering at $0.10 (ten cents per share). Their total holdings in eClic, Inc., Common Stock represent one-third of one percent (0.0033) of the outstanding shares.

The Company hired the professional services of R. Vaughn Gourley, attorney-at-law, a Nevada based Professional Corporation to review and handle Corporate documents. Mr. Gourley owns no stock in the Company.

Finally, the Company hired the professional services of David Coffey, Certified Public Accountant, to perform audited financials for the Company. Mr. Coffey owns no stock in the Company. The company has no formal contracts with its attorney and accountant, they are paid on a fee for service basis.

Because of the development stage nature of the Company and its relatively recent inception, i.e., March 1, 1999, the Company has no other relationships or transactions.

                                Part II

Item 1. Market price of and Dividends on the Registrant's Common Equity and Other Stockholder matters

A.  Market Information

The common stock of the Company is currently not traded on the NASDAQ OTC Bulletin Board or any other formal or national securities exchange. There is no trading market for the Company's Common Stock at present and there has been no trading market to date. At this time, management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities, but the Company may initiate such discussions in the future following receipt of an effective date for this Registration Statement.

(i) There is currently no Common Stock which is subject to outstanding options or warrants to purchase, or securities convertible into, the Company's common stock.

(ii) There is currently no common stock of the Company which could be sold under Rule 144 under the Securities Act of 1933 as amended or that the registrant has agreed to register for sale by security holders.

(iii) There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

B.  Holders

As of April 5, 1999, the Company has approximately 41 stockholders of record. Penny Stock Regulation Broker-dealer practices in connection with transactions in "Penny Stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risk associated with the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. When the Registration Statement becomes effective and the Company's securities become registered, the stock will likely have a trading price of less than $5.00 per share and will not be traded on any exchanges.
Therefore, the Company's stock will become subject to the penny stock rules and investors may find it more difficult to sell their securities, should they desire to do so.

C.  Dividend Policy

The Company has not paid any dividends to date. In addition, it does not anticipate paying dividends in the immediate foreseeable future. The Board of Directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

D.  Reports to Shareholders

The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.  Transfer Agent and Registrar

The Transfer Agent for the shares of common voting stock of the Company is Mark Miller, The Nevada Agency and Trust Company, 50 West Liberty, Suite 880, Reno, Nevada 89501.

Item 2.   Legal Proceedings

The Company is not currently involved in any legal proceedings nor does it have knowledge of any threatened litigation.

Item 3.  Recent sale of Unregistered Securities

On April 5, 1999, the Company completed a public offering of shares of common stock of the Company pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, whereby it sold 500,000 shares of the Common Stock of the Company to 40 unaffiliated shareholders of record. The Company filed an original Form D with the Securities and Exchange Commission on or about March 22, 1999. As of April 5, 1999, the Company has 1,500,000 shares of common stock issued and outstanding held by 41 shareholders of record.

Item 4.  Description of Securities

A. Common Stock

(1) Description of Rights and Liabilities of Common Stockholders

i. Dividend Rights - The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors of the Company may from time to time determine.

ii. Voting Rights - Each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors. The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action.

iii. Liquidation Rights - Upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv. Preemptive Rights - Holders of common stock are not entitled to preemptive rights.

v. Conversion Rights - No shares of common stock are currently subject to outstanding options, warrants, or other convertible securities.

vi. Redemption rights - no redemption rights exist for shares of common stock.

vii. Sinking Fund Provisions - No sinking fund provisions exist.

viii. Further Liability For Calls - No shares of common stock are subject to further call or assessment by the issuer. The Company has not issued stock options as of the date of this Registration Statement.

(2) Potential Liabilities of Common Stockholders to State and Local
    Authorities

No material potential liabilities are anticipated to be imposed on stockholders under state statues. Certain Nevada regulations, however, require regulation of beneficial owners of more than 5% of the voting securities. Stockholders that fall into this category, therefore, may be subject to fines in circumstances where non-compliance with these regulations are established.

B. Debt Securities

The Company is not registering any debt securities, nor are any outstanding.

C. Other Securities To Be Registered

The Company is not registering any security other than its common stock.

Item 5.  Indemnification of Directors and Officers

THE ARTICLES OF INCORPORATION AND BY-LAWS OF THE COMPANY PROVIDE FOR INDEMNIFICATION OF EMPLOYEES AND OFFICERS IN CERTAIN CASES. INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURTIES AND EXCHANGE COMMISSION SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                               Part F/S

Item 1.  Financial Statements

The following documents are filed as part of this report:

   a) eClic, Inc.


Report of David Coffey, CPA

FINANCIAL STATEMENTS

                                                          Page Number


ACCOUNTANT'S REPORT of David Coffey, CPA                       1


  Balance Sheet                                                2

  Statement of Operations and Deficit
       Accumulated During the Development Stage                3

  Statement of Changes in Stockholder's Equity                 4

  Statement of Cash Flows                                      5

  Notes to the Financial Statements                            6


 b) Interim Financial Statements are not provided at this time as they are not applicable at this time.

 c) Financial Statements of Businesses Acquired or to be Acquired are not provided at this time as they are not applicable at this time.

d) Pro-forma Financial Information is not provided at this time as it is not applicable at this time.


Item 2. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None--Not Applicable

DAVID E. COFFEY
Certified Public Accountant

2651 Lindell Road, - Suite H
Las Vegas, NV  89103   (702) 871-3979



Board of Directors
of eClic, Inc.
Las Vegas, Nevada

     I have audited the accompanying balance sheet of eClic, Inc. (a development stage company), as of April 12, 1999, and the related statements of operations, cash flows and changes in stockholders' equity for the period from March 1, 1999 (date of inception) to April 12, 1999. These financial statements are the responsibility of eClic, Inc.'s management. My responsibility is to express an opinion of these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit of the financial statements provide a reasonable basis for my opinion.

In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of eClic, Inc. as of April 12, 1999 and the results of operations, cash flows and changes in stockholders' equity for the period then ended in conformity with generally accepted accounting principles.


/s/ David Coffey C.P.A.
-------------------------
David Coffey C.P.A.
April 23, 1999
                              eCLIC, INC.
                    (A DEVELOPMENT STATE COMPANY)
                            APRIL 12, 1999



BALANCE SHEET


ASSETS

Cash                                            $      50,075
Organization costs, less accumulated
    amortization of $6                                    353
                                                      -------
    Total Assets                                $      50,429
                                                      =======
LIABILITIES & STOCKHOLDERSZZ EQUITY

Accounts payable                                $       3,360
                                                      -------

Total Liabilities                                       3,360

Stockholders' Equity
   Common stock, authorized 20,000,000 shares
   at $0.001 par value, issued and outstanding
   1,500,000 shares                                     1,500
   Preferred stock, authorized 5,000,000 shares
   at $.001 par value, none issued or
   outstanding
   Additional paid-in capital                          47,700
   Deficit accumulated during
       the development stage                           (2,131)

   Total Stockholders' Equity                          47,069

   Total Liabilities and Stockholders' Equity       $  50,429
                                                     ========



 See accompanying notes are an integral part of these financial statements.

                             eCLIC, INC.
                     (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF OPERATIONS AND DEFICIT
                ACCUMULATED DURING THE DEVELOPMENT STAGE
                  FOR PERIOD ENDED FROM March 1, 1999
                           TO April 12, 1999




STATEMENT OF OPERATIONS AND DEFICIT


Sales                                              $       0

Expenses:

    Amortization                                           6
    Consulting                                         2,000
    Office expenses                                      125
                                                     -------
Total expenses                                         2,131

Net loss                                              (2,131)

Retained earnings,
beginning of period                                         0
                                                      -------
Deficit accumulated during
the development stage                               $  (2,131)
                                                     =========

Earnings (loss) per shared
     assuming dilution:

Net loss                                           $     (.00)

Weighted average shares outstanding                   651,160



 See accompanying notes are an integral part of these financial statements.

                              eCLIC, INC.
                    (A DEVELOPMENT STAGE COMPANY)
             STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
             PERIOD From March 1, 1999 (Date of Inception)
                           TO April 12, 1999



STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                                     Additional
                           Common        Stock       paid-in
                           Shares        Amount      Capital       Total
                           ---------    --------     ---------     ---------
Balance,
March 1, 1999               -----       $  -----     $-------      $ -------

Issuance of common
stock for cash             1,000,000    $  1,000     $  1,016      $   2,000

Issuance of common
stock for cash               500,000         500       49,500         50,000
Less offering costs                0           0       (2,800)        (2,800)
Less net loss                      0           0            0          2,131
                           ---------     --------    ---------     ----------
Balance,
April 12, 1999             1,500,000    $  1,500     $ 47,700       $ 47,069




  See accompanying notes are an integral part of these financial statements.

                              eCLIC, INC.
                    (A DEVELOPMENT STAGE COMPANY)
                       STATEMENT OF CASH FLOWS
                         From March 1, 1999
                          To April 12, 1999


STATEMENT OF CASH FLOWS


CASH FLOWS USED BY OPERATING ACTIVITIES

Net income                                           $   (2,131)
Non-cash items included in net loss
          Amortization                                        6
Increase in accounts payable                              3,360
                                                       --------
                  NET CASH PROVIDED BY
                  OPERATING ACTIVITIES                    1,235

CASH FLOWS USED BY INVESTING ACTIVITIES
    Organizational costs                                    360
                                                       --------
                   NET CASH USED BY
                   INVESTING ACTIVITIES                     360

CASH FLOWS FROM FINANCING ACTIVITIES
    Sale of common stock                                  1,500
    Additional paid-in capital                           50,500
    Less offering costs                                  (2,800)
                                                       ---------
                  NET CASH PROVIDED BY
                  FINANCING ACTIVITIES                   49,200

                  NET INCREASE IN CASH                   50,075

CASH AT BEGINNING OF PERIOD                                ---
                                                       --------
                   CASH AT END OF PERIOD              $  50,075



  See accompanying notes are an integral part of these financial statements.

                              eCLIC, INC.
                   (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO FINANCIAL STATEMENTS
                            April 12, 1999


NOTE A  -  SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

           The Company was incorporated on March 1, 1999 under the laws of the state of Nevada. The business purpose of the Company is to become an Internet eCommerce health care product supplier of non-prescription, herbal products and other health care products.

           The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B  -  ORGANIZATION COSTS

           Organization costs are capitalized and amortized over 60 months.

NOTE C  -  OFFERING COSTS

           The offering costs that were incurred by the Company in connection with the public stock offering were deducted from the proceeds of the stock offering.

NOTE D  -  PUBLIC STOCK OFFERING

           The Company completed a securities offering and sold
           500,000 shares of its common stock at $.10 per share.

NOTE E  -  RELATED PARTY TRANSACTIONS

           The Company has retained one of its stockholders as a consultant and has agreed to pay him $2,000 for administrative services rendered to the Company. The Company has agreed to pay 10% of sales of the Company to two of its officers as compensation to them , instead of any salaries, until the Company becomes profitable.

NOTE F  -  EARNINGS (LOSS) PER SHARE

           Based EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible preferred stock and warrants, basic and diluted earning per share are the same.

                               Part III

Item 1.  Index to Exhibits (Pursuant to Item 601 of Regulation SB)

Exhibit Number Name and/or Identification of Exhibit

1.  Underwritten agreement

    None.  Not Applicable

2.  Plan of Acquisition, Reorganization, Arrangement, Liquidation, or
    Succession.

    None.  Not Applicable

b)  Asset Purchase and Liability Assumption Agreement

    None.  Not Applicable

c)  Interest Purchase Agreement

    None.  Not Applicable

d)  Agreement for Bill of Sale and Assignment of Assets

    None.  Not Applicable

e)  Exchange Stock Agreement

    None.  Not Applicable

3.  Articles of Incorporation & By-Laws

    (a) Articles of Incorporation of the Company Filed March 1, 1999

    (b) By-Laws of the Company adopted March 2, 1999

4.  Instruments Defining the Rights of Security Holders

    Those included in exhibit 3, and sample of Stock Certificate

5.  Opinion on Legality

    None.  Not Applicable

6.  No Exhibit Required

    Not Applicable

7.  Opinion on Liquidation Preference

    None.  Not Applicable

8.  Opinion on Tax Matters

    None.  Not Applicable

9.  Voting Trust Agreement and Amendments

    None.  Not Applicable

10. Material Contracts

    Employment Agreements with:
          (a)  J. M. Daniels
          (b)  S. Rose

11.  Statement Re Computation of Per Share Earnings

     None. Not Applicable. Computation of per share earnings can be clearly determined from the Statement of Operation from the Company's financial statements.

12.  No Exhibit Required

13.  Annual or Quarterly Reports - Form 10-Q

     None.  Not Applicable

14.  Material Foreign Patents

     None.  Not Applicable

15.  Letters on Unaudited Interim Financial Information

     None.  Not Applicable

16.  Letter on Change in Certifying Accountant

     None.  Not Applicable

17.  Letter of Director Resignation

     None.  Not Applicable

18.  Letter on Change in Accounting Principles

     None.  Not Applicable

19.  Reports Furnished to Security Holders

     None.  Not Applicable

20.  Other Documents or Statements to Security Holders

     None.  Not Applicable

21.  Subsidiaries of Small Business Issuers

     None.  Not Applicable

22.  Published Report Regarding Matters Submitted to Vote of

     None.  Not Applicable

23.  Consent of Experts and Counsel

     Exhibit 23, David E. Coffey, CPA

24.  Power of Attorney

     None.  Not Applicable

25.  Statement of Eligibility of Trustee

     None.  Not Applicable

26.  Invitations for Competitive Bids

     None.  Not Applicable

27.  Financial Data Schedule

     Exhibit 27

28.  Information from Reports Furnished to State Insurance Regulatory
     Authorities

     None.  Not Applicable

29.  Additional Exhibits

     None.  Not Applicable

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 eClic, Inc.
                              --------------------

                                 (Registrant)

Date:  April 27, 1999
       --------------

By:  /s/ Justine M. Daniels
     -------------------------
     Justine M. Daniels, Chairman of the Board, President and
                         Chief Executive Officer

By:  /s/ Skyelan Rose
     -------------------------
     Skyelan Rose, Director, Corporate Secretary